UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(a)

(Amendment No. 28)*

Emerson Radio Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

291087203

(CUSIP Number)

Francis Hui

Nimble Holdings Company Limited

Unit C01, 32/F, TML Tower

3 Hoi Shing Road

Tsuen Wan, New Territories, Hong Kong

852-92371885

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) S&T International Distribution Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  72.4% based on 21,042,652 shares of common stock outstanding as of February 11, 2019, as reported by the Issuer on its quarterly report on Form 10-Q for the quarterly period ended December 31, 2018, filed with the Commission on February 14, 2019.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Grande N.A.K.S. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  72.4% based on 21,042,652 shares of common stock outstanding as of February 11, 2019, as reported by the Issuer on its quarterly report on Form 10-Q for the quarterly period ended December 31, 2018, filed with the Commission on February 14, 2019.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Nimble Holdings Company Limited (formerly known as The Grande Holdings Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  72.4% based on 21,042,652 shares of common stock outstanding as of February 11, 2019, as reported by the Issuer on its quarterly report on Form 10-Q for the quarterly period ended December 31, 2018, filed with the Commission on February 14, 2019.

14	TYPE OF REPORTING PERSON (See Instructions) CO

This statement on Schedule 13D/A (the “Statement”) amends the Schedule 13D relating to shares of common stock (the “Shares”) of Emerson Radio Corp. (“Emerson”), as originally filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2005 (the “Initial Statement”) by Nimble Holdings Company Limited (formerly known as The Grande Holdings Limited) (previously referred to as “Grande Holdings” and hereby redefined as “Nimble Holdings”), Grande N.A.K.S. Ltd. (“N.A.K.S.”), S&T International Distribution Ltd. (“S&T” and, together with Nimble Holdings and N.A.K.S., the “Reporting Persons”), and The Grande Group Limited (“GGL”), as amended by Amendment No. 1, dated March 7, 2006 (“Amendment No. 1”), Amendment No. 2, dated May 9, 2006 (“Amendment No. 2”), Amendment No. 3, dated May 25, 2006 (“Amendment No. 3”), Amendment No. 4, dated June 15, 2006 (“Amendment No. 4”), Amendment No. 5, dated July 7, 2006 (“Amendment No. 5”), Amendment No. 6, dated July 28, 2006 (“Amendment No. 6”), Amendment No. 7, dated August 10, 2006 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2006 (“Amendment No. 8”), Amendment No. 9, dated November 8, 2006 (“Amendment No. 9”), Amendment No. 10, dated February 7, 2007 (“Amendment No. 10”), Amendment No. 11, dated October 1, 2007 (“Amendment No. 11”), Amendment No. 12, dated November 1, 2007 (“Amendment No. 12”), Amendment No. 13, dated October 19, 2009 (“Amendment No. 13”), Amendment No. 14, dated July 5, 2012 (“Amendment No. 14”), Amendment No. 15, dated April 2, 2013 (“Amendment No. 15”), Amendment No. 16, dated August 9, 2013 (“Amendment No. 16”), and Amendment No. 17, dated September 13, 2013 (“Amendment No. 17”), Amendment No. 18, dated October 15, 2013 (“Amendment No. 18”), Amendment No. 19, dated January 15, 2014 (“Amendment No. 19”), Amendment No. 20, dated May 12, 2014 (“Amendment No. 20”), Amendment No. 21, dated June 11, 2014 (“Amendment No. 21”), Amendment No. 22, dated May 26, 2016 (“Amendment No. 22”), Amendment No. 23, dated September 5, 2017 (“Amendment No. 23”), Amendment No. 24, dated September 26, 2017 (“Amendment No. 24”), Amendment No. 25, dated February 28, 2018 (“Amendment No. 25”), Amendment No. 26, dated June 29, 2018 (“Amendment No. 26”), and Amendment No. 27, dated November 16, 2018 (“Amendment No. 27” and, together with the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25 and Amendment No. 26, the “Previous Filings”).

Item 5. Interest in Securities of the Issuer.

This Statement amends and restates paragraph (a) of Item 5 of Amendment No. 27 in its entirety as follows:

(a) Each of the Reporting Persons may be deemed to own beneficially 72.4% of the Emerson Shares, which percentage is calculated based upon 21,042,652 shares of common stock outstanding as of February 11, 2019, as reported by Emerson on its quarterly report on Form 10-Q for the quarterly period ended December 31, 2018, filed with the Commission on February 14, 2019. Each of the Reporting Persons, except S&T, disclaims beneficial ownership of the Emerson Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIMBLE HOLDINGS COMPANY LIMITED

Dated: February 15, 2019	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Company Secretary

GRANDE N.A.K.S. LTD

Dated: February 15, 2019	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Company Secretary

S&T INTERNATIONAL DISTRIBUTION LTD.

Dated: February 15, 2019	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Company Secretary